CONSULTING AGREEMENT

This Consulting Agreement (this “Agreement”) is entered into as of the 1st day of November, 2019 between Juva Life Inc., a British Columbia corporation and Mathew Lee. (“Consultant”).

In consideration of the mutual covenants set forth below, Company and Consultant agree as follows:

1. Term; Services; Records and Materials; Compensation.

(a) Term.  Company hereby engages Consultant as an independent Consultant to Company for the period commencing on the date hereof and continuing for twenty four (24) months thereafter unless earlier terminated by either party at any time by written notice to the other party or extended by mutual written agreement between the parties.

(b) Services.  The Consultant will provide services to the Company in the position of Chief Financial Officer (the “CFO”) and will perform the duties described in Appendix A attached hereto as the same may be amended or modified from time to time as agreed to in writing by Consultant and Company (collectively, “Services”).  Consultant will perform all such Services in a timely and professional manner and in compliance with all applicable federal, state and local laws and regulations.  Consultant will perform such services out of Vancouver, British Columbia.

(c) The Consultant will report to the board of directors of the Company and will keep the Company informed of all matters concerning the Services as requested by the Company from time to time.

(d) Compensation.  As consideration for the Services to be provided by Consultant and other obligations, the Company shall compensate Consultant as specified in Appendix A.  Consultant shall be reimbursed for reasonable travel and other out-of-pocket expenses incurred by Consultant at the request of the Company in connection with the Services; provided that Consultant provides the Company with receipts for such expenses and obtains prior approval of the Company for any expenses in excess of $200 CAD, individually or in the aggregate.

2. Protected Information.

(a) Definition.  For purposes of this Agreement, “Protected Information” means:  (i) all proprietary information of Company, whether oral or in writing or in any other medium, relating to the management, operations, products, data and inventions of the Company and its affiliated and related companies, if any; (ii) all information marked or designated by Company as confidential; (iii) all information, whether or not in written or other tangible form and whether or not designated as confidential, which is treated by Company as confidential; and (iv) all information provided to Company by third parties which Company is obligated to keep confidential.  Without limiting the foregoing, Protected Information includes patents, patent applications, inventions (whether or not patentable), discoveries, trade secrets, copyrights, trademarks, information related to or underlying such intellectual property rights and other proprietary information, know-how, ideas, drawings, specifications, data including clinical and preclinical data, techniques, models, designs, formulations, ingredients, samples, processes, testing procedures, computer programs, documentation, processing and control information, research plans and results, experimental work, product data, manuals, supplier lists, purchase and sales records, customer lists, marketing plans, product pricing information, financial information, that (i) the Company owns or has any rights in or (ii) arises out of Consultant’s performance of Services, including, but not limited to, any Developments and all information relating to Consultant’s analysis of the Protected Information.

        Notwithstanding the previous paragraph, Protected Information excludes any information that (i) is or becomes part of the public domain through no act or failure to act on the part of Consultant; (ii) is furnished to Consultant by a third party without restriction on disclosure, where such third party obtained such information and the right to disclose it to the receiving party without violation of any rights which Company may have in such information; or (iii) has been independently developed by Consultant (as evidenced by Consultant’s written records) before or after the date of this Agreement without any use of Protected Information or violation of any rights which Company may have in such information. In any dispute between the parties with respect to the exclusions in this paragraph, the burden of proof is on Consultant and such proof must be established by clear and convincing evidence.

(b) Consultant’s  Obligation’s .  Consultant must:

(i) not disclose Protected Information, directly or indirectly, to any third person without the Company’s express prior written consent;

(ii) not use any Protected Information for any purpose other than for the purposes of performing Services hereunder;

(iii) hold and maintain Protected Information in trust and confidence for the benefit of Company;

(iv) not copy, transmit, reproduce, summarize, quote or make any commercial or other use of any Protected Information except for the purposes of performing Services hereunder;

(v) inform all persons having access to Protected Information of the confidential nature thereof and of Consultant’s obligations hereunder; and

(vi) take reasonable security precautions and such other actions as may be necessary, and exercise the same degree of care as Recipient accords to Recipient’s own similar Protected Information, but under no circumstances less than reasonable care, to insure that there is no use or disclosure of Protected Information in violation of this Agreement.

Consultant also acknowledges that, in accordance with applicable Canadian securities and corporate legislation, the Consultant may be considered an “insider” of or an individual in a special relationship with the Company and, to the extent Protected Information constitutes a material fact or material change that has not been generally disclosed (“Material Information”), the Consultant shall not (i) buy or sell securities of the Company with Material Information; (ii) inform another person or company, other than in the necessary course of business, of Material Information; and (iii) recommend or encourage another person or company to buy or sell securities of the Company with Material

Information, other than in the necessary course of business. Examples of Material Information include, but are not limited to, the following: changes in corporate structure, changes in capital structure, changes in financial results, changes in business and operations, acquisitions and dispositions, changes in credit arrangements, etc. Material Information is considered Protected Information until it has been generally disclosed to the public.  In addition, Consultant acknowledges by accepting Protected Information from Company, Consultant voluntarily accepts the risk that Consultant will thereby be precluded from trading in Company’s securities with third persons for an indefinite period of time.  Consultant further expressly agrees (v) to consult with Company before buying or selling any Company securities, to evaluate whether any disclosed Protected Information still constitutes Material Information; (vi) not to, while in possession of any Protected Information which is still Material Information, directly or indirectly buy or sell any securities of Company in a transaction with anyone who does not also possess such information; and (vii) in addition, to avoid some disputes and to provide further safety for Company, not to (under any circumstances whatever), within ninety (90) days after last receiving any Protected Information, directly or indirectly buy or sell any securities of Company in a transaction with any third person. Item (vii) of this Section 2(b) shall not apply after the time all such last disclosed Protected Information was or has become (through no improper action or inaction by Consultant or any affiliate, agent, consultant or employee of Consultant) generally available or known to the public.

(c) Company Property. All Protected Information remains the sole property of Company.  Upon the termination of this Agreement or at any other time requested by Company, Consultant will promptly return and deliver to Company (i) all Protected Information, and (ii) all other information (whether or not Protected Information) made available by Company to Consultant.  Consultant will also return to Company any copies of such items or materials on termination.

(d) No Rights.  Nothing contained in this Agreement can be construed as granting to or conferring upon Consultant any right, title or license in or to any Protected Information, patent, trademark, copyright or any other intellectual property that Company now or subsequently owns or has rights in.

3. Work Product.

(a) Developments.  “Developments” means each invention, modification, discovery, design, development, improvement, process, software program, work of authorship, documentation, formula, data, technique, know-how, secret or intellectual property right whatsoever or any interest therein (whether or not patentable or registrable under copyright or similar statutes or subject to analogous protection) that is made, conceived, discovered, or reduced to practice by Consultant (either alone or with others) and that (i) relates to the business of Company or any customer of or supplier to Company or any of the products or services being developed, manufactured or sold by Company or which may be used in relation therewith, (ii) results from the Services performed by Consultant for Company or (iii) results from the use of premises or personal property (whether tangible or intangible) owned, leased or contracted for by Company.

(b) Ownership.  All Developments and any rights associated therewith are immediately and automatically the sole and absolute property of Company. Consultant will execute all documents necessary to perfect Company’s right, title and interest in such Developments and related rights. Consultant will immediately disclose to Company in writing each such Development and hereby assigns to Company, or to a party(ies) or entity(ies) that Company designates, all right, title and interest that Consultant may have or acquire in each such Development.  Consultant will execute any instruments and do all other things reasonably requested by Company (both during and after the term of this Agreement) in order to vest more fully in Company any and all ownership rights in those items hereby transferred by Consultant to Company.

(c) Work Made for Hire.  Each copyrightable Development authored by Consultant under this Agreement is deemed a “work made for hire” and all right, title and interest therein vests with Company. If any copyrightable Development is not considered to be included in the categories of works covered by the “work made for hire” doctrine, such Development is hereby assigned and transferred completely and exclusively to Company.

4. Non-Solicitation.  Consultant agrees that Consultant shall not use any Protected Information to attempt to negatively influence any of the Company’s clients or customers from purchasing Company products or services or to solicit or influence or attempt to influence any client, customer or other person either directly or indirectly, to direct his or its purchase of products and/or services to any person, firm, corporation, institution or other entity in competition with the business of the Company.

5. No Conflicting Obligations.  Consultant represents that the performance of Services for Company under this Agreement will not conflict with, violate, or result in a breach of, any term of employment, non-disclosure, proprietary information and inventions agreement or any other agreements, understandings or obligations that Consultant may have to any other person or entity, and Consultant further agrees that Consultant will not use in the course of performing Services for, or disclose to, Company any confidential information of any other person or entity without the prior written consent of that person or entity. Consultant will indemnify and hold harmless Company from and against any and all liability, loss, cost, expense, damage, claims or demands for actual or alleged violations of the rights of others by reason of Consultant’s performance of Services under this Agreement or Company’s receipt or use of confidential information wrongfully disclosed by Consultant to Company. In addition, Consultant agrees, during the term of this Agreement, not to enter into or engage in, without Company’s express prior written consent, any employment, consulting or business activity, agreement or arrangement that in any way conflicts with Consultant’s performance of Services on behalf of the Company or which is competitive with the Company, or which would otherwise conflict with, Consultant’s relationship with the Company.  For the avoidance of doubt, the Company acknowledges and agrees that during the term of this Agreement Consultant may perform other employment or consulting services which do not conflict with Consultant’s performance of Services on behalf of the Company, which are not competitive with the Company, or which do not otherwise conflict with Consultant’s relationship with the Company.

6. Independent Contractor. Consultant agrees that Consultant is an independent contractor to Company, that Consultant is not by this Agreement constituted or appointed the legal representative or agent of Company, and that Consultant does not have the right or authority to make any representation, warranty, guarantee or commitment or assume, execute or incur any liability or any obligation of any kind, express or implied, against or in the name of or on behalf of Company, whether directly or indirectly.
7. Termination.
This Agreement will continue indefinitely unless terminated as follows:
(a)	by the Consultant, by giving at least thirty (30) days written notice to the Company;
(b)	by the Company, by giving the Consultant sixty (60) days written notice, or by paying the Consultant two months Fees plus GST, in lieu of such notice; and
(c)
by the Company, without notice in the event the Consultant breaches a material term of this Agreement or in the event the Consultant is unable to provide the Services for a period of thirty (30) consecutive days.

Upon termination of this Agreement, the Consultant will, upon receipt of all sums due and owing, promptly deliver to the Company all records and documents pertaining to the Company, including but not limited to, all books of account, correspondence and contracts and all equipment and any other property belonging to the Company.

8. Miscellaneous.

(a) Notices.  Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, 48 hours after being deposited in the regular mail as certified or registered mail (airmail if sent internationally) with postage prepaid, if such notice is addressed to the party to be notified at such party’s address or facsimile number as set forth below, or as subsequently modified by written notice.

(b) Survival of Certain Provisions.  Consultant’s representations, warranties and the provisions of Sections 1(c), 2, 3, 4, 5 and this Section 8 survive the termination of this Agreement.

(c) Governing Law.  This Agreement is governed by and construed under the laws of the State of California, without regard to principles of conflicts of law.

(d) Assignment.  Neither party may assign or transfer this Agreement or any rights or obligations under this Agreement without the prior written consent of the other party; provided, however, that Company may assign this Agreement and its rights and obligations hereunder without such consent (i) in connection with the transfer or sale of all or substantially all of the business of Company to which this Agreement relates, whether by merger, sale of stock, sale of assets or otherwise, or (ii) to any affiliate of Company.  The rights and obligations of the parties under this Agreement will be binding upon and inure to the benefit of the successors and permitted assigns of the parties. Any assignment not in accordance with this Agreement will be void.

(e) Entire Agreement; Amendments.  This Agreement, together with any Appendices attached hereto sets forth the complete and final agreement of the parties with respect to the matters covered, and supersedes and terminates all prior agreements and understandings between the parties, whether oral or written, with respect to the matters covered.  This Agreement may be amended only by a writing signed by the parties.

(f)  Attorneys ’  Fees. In the event of any action at law or suit in equity in relation to this Agreement, the prevailing party, in addition to all other sums which the other party may be called upon to pay, is entitled to recover such additional sum for the prevailing party’s attorneys’ fees incurred therein, as the trial court or any appellate court adjudges reasonable in the suit or action.
(g) Severability.  Consultant and Company hereby agree that each provision herein is a separate and independent clause, and the unenforceability of any one clause in no way impairs the enforceability of any of the other clauses. If a final judgment of the highest competent authority holds that one or more of the provisions is unenforceable, the parties intend modification of such provision(s), so as to be enforceable to the maximum extent (i) compatible with applicable law and (ii) consistent with their expressed intent.

(h) Equitable Relief.  Consultant agrees that any breach of this Agreement by Consultant would cause irreparable harm for which Company would not be fully or adequately compensated by recovery of monetary damages. Accordingly, in the event of any such breach or threatened breach, Company is entitled to enforce this Agreement by equitable remedies, including injunction and specific performance, in addition to any other remedy available at law or in equity.

(i) No Obligation to Continue Relationship.  Consultant understands that this Agreement does not create an obligation on Company or any other person or entity to continue any independent contractor relationship with Company.

Juva Life Inc.	Mathew Lee

By: /s/Doug Chloupek	/s/Mathew Lee
Name: Doug Chloupek	Name: Mathew Lee

APPENDIX A

Consultant will provide the following services to Company:

1.	Serve as Chief Financial Officer with the duties typical of such position in a publicly traded company including the following:
a.
Financial reporting, including preparing financial statements, reports and disclosure documents, coordinating as necessary with any outside accountants or auditors to prepare regulatory disclosure documents or making certifications of same;

b.
Economic strategy and forecasting, including studying, analyzing and reporting on trends and opportunities for expansion and projection of future company growth and acquisitions or research which may involve handling press and public relations;

c.	Preparing, overseeing and necessary analysis of annual operating and capital budgets and preparing such additional budgets that may be required from time to time, and;
d.	Oversee the Company’s accounting function including review and payment of expense reports, all other expenses, and monitoring income of the Company and its subsidiaries;

2.	Such other services requested by the Company from time to time.

Consultant shall receive the following compensation:

1.
A monthly fee of $5,000 CAD plus GST, provided however that upon the Company’s securities being listed on a stock exchange or traded on the over-the-counter marketplace, such monthly fee will increase to $7,500 CAD plus GST.

Subject to approval by the Company’s Board of Directors, Consultant shall receive an option to purchase common shares (the “Option”) in the capital of the Company  or, in the event of a reverse takeover or other going-public transaction, Consultant acknowledges and agrees that the Option may be exchangeable into or exercisable for options of the resulting public company, subject to such vesting terms as determined by the Board of Directors and with an exercise price equal to the fair market value of the Company’s (or the resulting public company’s) shares on the date of issuance.

8